                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 001-15035

                           NOTIFICATION OF LATE FILING

|_| Form 10-K          |_| Form 11-K         |_| Form 20-F        |X| Form 10-Q
|_| Form N-SAR

        For Period Ended: September 30, 2004

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR

        For the Transition Period Ended: _______________________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                          Able Energy, Inc.
Former name if applicable
Address of principal executive office            198 Greenpond Road
City, state and zip code                         Rockaway, New Jersey 07866


                                     PART II
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th
    |X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        The registrant is in the process of preparing and reviewing the financial information of the Company due to the fact that is underwent a change of operating systems and it needs additional time to verify the accuracy of the results. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than fifteen days after its original date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Timothy Harrington               (973)                     625-1012
        (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the quarter ended September 30, 2003, the registrant had revenues of approximately $6,850,212 and a net loss of approximately $(1,511,290). For the year ended September 30, 2004, the registrant currently estimates that it had revenues of approximately $7,980,000 and a net loss of approximately $(1,110,000). Results for the first quarter of the 2005 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                                Able Energy, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2004                     By: /s/ Timothy Harrington
                                                ----------------------
                                            Timothy Harrington, CEO